UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Hovnanian Enterprises, Inc.

(Name of Issuer)

Class A Common Stock, $.01 par value per share

(Title of Class of Securities)

442487203

(CUSIP Number)

Ara K. Hovnanian

90 Matawan Road, 5th Floor,

Matawan, NJ 07747

(732) 747-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 442487203

1	NAME OF REPORTING PERSON Ara K. Hovnanian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF,OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 968,005.24
	8	SHARED VOTING POWER 11,697
	9	SOLE DISPOSITIVE POWER 1,064,681.24
	10	SHARED DISPOSITIVE POWER 11,697

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,076,378.24
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14	TYPE OF REPORTING PERSON IN

Amendment No. 6 to Statement on Schedule 13D

This Amendment No. 6 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Ara K. Hovnanian with the Securities and Exchange Commission on November 24, 1992, as amended by Amendment No. 1 to the Schedule 13D filed on March 31, 1995, Amendment No. 2 to the Schedule 13D filed on December 9, 2008, Amendment No. 3 to the Schedule 13D filed on October 26, 2009, Amendment No. 4 to the Schedule 13D filed on January 27, 2014 and Amendment No. 5 to the Schedule 13D filed on February 24, 2016 (as so amended, the “Schedule 13D”). For purposes of this Schedule 13D, the term “Class A Common Stock” and “Class B Common Stock” also include the Issuer’s preferred stock purchase rights to purchase, if such preferred stock purchase rights become exercisable, from the Issuer shares of Series B Junior Preferred Stock, par value $0.01 per share, of the Issuer issued in connection with the Rights Agreement, dated as of August 14, 2008, between the Issuer and Computershare Trust Company, N.A., as Rights Agent, as amended. The Preferred Stock Purchase Rights currenty cannot trade separately from the underlying Class A Common Stock or Class B Common Stock, respectively. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 6 is being filed in connection with certain estate planning transfers made by Mr. Hovnanian on October 29, 2021, whereby Mr. Hovnanian gifted an aggregate of 14,272 shares of Class A Common Stock and 82,404 shares of Class B Common Stock, which shares were previously held either directly or in various estate planning vehicles for the benefit of Mr. Hovnanian and his family, to newly created trusts for the benefit of Mr. Hovnanian’s family, which trusts now hold the 14,272 shares of Class A Common Stock and 82,404 shares of Class B Common Stock, and over which Mr. Hovnanian is the investment trustee with dispositive power and Mr. J. Larry Sorsby, Executive Vice President, Chief Financial Officer and Director of the Issuer, is the trustee with voting power.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended as follows:

The principal executive offices of the Issuer are located at 90 Matawan Road, 5th Floor, Matawan, NJ 07747.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

The business address of Ara K. Hovnanian is 90 Matawan Road, 5th Floor, Matawan, NJ 07747.

Item 5. Interests in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Ara K. Hovnanian beneficially owns 1,076,378.24 shares of Class A Common Stock, including 677,814 shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock (including 76,000 shares of Class B Common Stock subject to options either currently exercisable or exercisable within 60 days. The shares beneficially owned represent approximately 17.0% of the shares of Class A Common Stock, based upon 5,595,610 shares of Class A Common Stock outstanding as of September 2, 2021, plus (for purposes of computing such percentage) the shares of Class A Common Stock receivable upon the conversion of such shares of Class B Common Stock and unvested equity awards. Such shares represent approximately 55.4% of the combined voting power of the Class A Common Stock and Class B Common Stock, and because Mr. Hovnanian does not exercise voting power over 96,676 of the shares reported herein as beneficially owned, Mr. Hovnanian has sole or shared voting power over shares representing approximately 49.0% of the combined voting power of the Class A Common Stock and Class B Common Stock.

The shares beneficially owned by Ara K. Hovnanian include:

(i) 1 share of Class A Common Stock and 126,407 shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock held by the 2012 LLC for which Ara K. Hovnanian is special purpose manager with respect to investments in securities of the Issuer, (ii) 437,331.24 shares of Class A Common Stock, which includes 185,163 shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock held by trusts for the benefit of the family of Kevork S. Hovnanian for which Ara K. Hovnanian is the trustee with respect to investments in securities of the Issuer, (iii) 193,353 shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock held by the Kevork S. Hovnanian Family Limited Partnership (the “Limited Partnership”) for which Ara K. Hovnanian is managing general partner, (iv) 9,137 shares of Class A Common Stock held in family related trusts as to which Ara K. Hovnanian has shared voting and shared investment power, (v) 96,676 shares of Class A Common Stock, which includes 82,404 shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock held in trusts for the benefit of Mr. Hovnanian’s family for which Ara K. Hovnanian serves as investment trustee with dispositive power, but no voting control, and (vi) 137,473 shares of Class A Common Stock, which includes 14,487 shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock held directly by Mr. Hovnanian and by Mr. Hovnanian’s wife. Ara K. Hovnanian disclaims beneficial ownership of such shares, except to the extent of his potential pecuniary interest in such trusts and accounts.

Not included in the beneficial ownership totals above are 10,000 shares of Class B Common Stock subject to options which are scheduled to vest on June 8, 2022, 190,000 shares of Class B Common Stock underlying equity awards scheduled to vest in equal installments on each of June 12, 2022, 2023, 2024 and 2025, 10,365 shares of Class B Common Stock underlying vested equity awards, subject to future delivery, and 18,744 shares of Class B Common Stock scheduled to vest on October 31, 2022. Mr. Hovnanian also holds certain unvested equity awards deliverable in shares of Class B Common Stock, under which the number of shares to be delivered will be determined in the future subject to the satisfaction of certain performance-based vesting criteria.

(b) Ara K. Hovnanian has sole power to vote or to direct the vote of 968,005.24 shares of Class A Common Stock and sole power to dispose or direct the disposition of 1,064,681.24 shares of Class A Common Stock.

Ara K. Hovnanian shares the power to vote or direct the vote and to dispose or direct the disposition of 11,697 shares of Class A Common Stock. Ara K. Hovnanian shares such voting power and dispositive power with, depending on the particular trust or account, his wife and his four sisters.

(c) Other than as described in this Schedule 13D, there have been no additional transactions in the Class A Common Stock by Mr. Hovnanian in the past 60 days.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2021	/s/ Ara K. Hovnanian
Ara K. Hovnanian